Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 3 pages.

om LIMITED

Oc[redacted]ited
ABI 4127
Uni
PO
Pho. 9 4765
Email info@omiltd.com Web www.omiltd.com

04035283

Thursday 17 June, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

RECEIVED
2004 JUN 29 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	9 June, 2004	Company Announcement: OMI Cleans Up with New Medical Safety Concept

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

dlw 7/7

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

9 June 2004

Australian Stock Exchange
Company Announcements Office

OMI Cleans Up with New Medical Safety Concept

Occupational and Medical Innovations Ltd (OMI) today unveiled its latest concept, a Portable Sharps Container, designed to combat the serious risk of sharps injuries in the health and medical professions, and in the broader community.

Worldwide, it is estimated that more than 2 million sharps injuries occur every year posing the potential of life threatening diseases, such as HIV, to the medical professions and the community from carelessly discarded syringes.

According to OMI founder and inventor Mr Bruce Kiehne, most sharps safety solutions are focussed on the sharps themselves, rather than the circumstances leading up to the injuries.

"With this new concept in sharps usage and disposal, we have tried to solve the cause of the problem, rather than just the symptoms," Mr Kiehne said.

"By creating a container that forces the safe storage and disposal of syringes, we are preventing syringes from being carelessly discarded and becoming a danger that could potentially lead to a life-threatening needle stick injury," he said.

Syringes and needles are currently distributed to healthcare workers and needle exchanges in simple plastic boxes containing at least five separate devices.

Mr Kiehne said that OMI's Portable Sharps Container revolutionised sharps containers by storing the same number of needles as a conventional case, but dispensing them only one needle at a time, requiring reinsertion before the device will provide another syringe.

"The OMI Portable Sharps Container incorporates a number of fail-safe systems, such as an anti-tamper mechanism and complete inaccessibility to syringes stored within the case, giving rise to 'safe-disposal' technology," Mr Kiehne said.

"To assist issuers and users track the actual usage of sharps, the case also features bar coding and a visible usage indicator," he said.

According to Mr Kiehne the new concept is very flexible and adaptable, and should be readily accepted by the marketplace.

"Our case can handle all types of syringes, whether traditional or the newer retractable designs, and will be available across the full range of one, two, five and ten millilitre sizes," Mr Kiehne said.

"The new containers are expected to cost around the same price as current sharps containers," he said.

Joint Managing Director Mr Keith Taske said that this new invention shows the strength and ingenuity of OMI's design team.

"The design team continues to develop new and innovative ideas, and this is now being complemented by practical input from OMI's recently appointed Medical Advisory Panel," Mr Taske said.

"A safer world cannot be created with just one device, so our plan is to attack common healthcare hazards from all sides using a multi-disciplined approach to product design," he said.

The OMI Portable Sharps Container complements the company's Safety Scalpel, Safe IV Access valve and Retractable Syringe. OMI has recently signed a heads of agreement with Terumo to distribute its retractable syringe to the huge US market.

OMI has been formally recognised as a serial innovator in the field of medical engineering, having been honoured with a 2003 Australian Design Award, a 2004 Australian Design Award, and included in the 2004 Powerhouse Museum Selection.

KEITH TASKE
Joint Managing Director

For further information, please contact:

Mr Keith Taske
Joint Managing Director
Phone 07 3451 7000